EXHIBIT 99.1

Reed V. Tuckson, M.D. Joins Neptune's Board of Directors

LAVAL, Quebec, Nov. 5, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces the appointment of Reed V. Tuckson, M.D. to its Board of Directors. Dr. Tuckson's appointment increases Neptune's Board of Directors to 6 members, 4 of whom are independent directors.

"Dr. Tuckson is a recognized leader in his field," highlighted Mr. Henri Harland, President and CEO of Neptune. "He brings a strong reputation, deep industry knowledge and valuable insight into health and medical care, including the importance and future opportunities for the science-driven products developed by Neptune in promoting health and preventing disease. We look forward to his leadership and contribution in advancing the evidence and raising awareness of the advantages of omega-3 phospholipids as we continue to develop and commercialize new product applications that leverage the strength of our family of omega-3 phospholipid products and grow and differentiate our presence in the rapidly expanding nutraceutical market."

"Throughout my career, whether as Commissioner of Public Health for the District of Columbia, as Chief of Medical Affairs for the largest health insurer in the United States, or as Managing Director of Tuckson Health Connections, I have always sought to bring the most effective health solutions to the greatest possible number of people," said Dr. Tuckson. "I am excited by the emerging science and data that shows the differentiated benefits of omega-3 phospholipids for nutraceutical applications being developed by Neptune. Given the health consequences associated with the alarming increasing incidence of chronic diseases relevant to the company's products, finding and developing new and cost-effective interventions is essential. I believe that Neptune's unique products have the potential to make a real difference for people worldwide and I look forward to joining Neptune's Board and supporting the Corporation's continued success."

Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and wellbeing company, which includes the United States largest health insurer and the industry's most comprehensive health services company.

Among his many committee memberships, Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation. Dr. Tuckson has been noted several times by Modern Healthcare Magazine as one of the "50 Most Powerful Physician Executives" in healthcare and Black Enterprise Magazine featured him as one of the "Most Powerful Executives in Corporate America".

Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania's General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc (''NeuroBio''), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com